ANEW Health Limited

Unit 2301-05, 23/F, Tower 5, The Gateway

Harbour City, 15 Canton Road

Tsim Sha Tsui, Kowloon, Hong Kong

March 31, 2025

VIA EDGAR

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ANEW Health Limited
Registration Statement on Form F-1
Filed March 7, 2025
File No. 333-285657

Dear Ms. Jane Park, Ms. Tayyaba Shafique, Mr. Conlon Danberg, Mr. Terence O’Brien:

We are in receipt of the comment letter dated March 18, 2025, regarding ANEW Health Limited (the “Company,” “Anew Health,” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). A Amended Registration Statement on Form F-1 (the “Form F-1/A”), which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1/A, is being submitted confidentially to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1/A.

Registration Statement on Form F-1 filed March 7, 2025

Risk Factors

Risks Relating to Our Corporate Structure, page 42

1.	We note that your Amended and Restated Memorandum and Articles of Association includes exclusive forum provisions. Please include risk factor disclosure regarding these provisions, including the risk of increased costs for investors to bring a claim and that these provisions could discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Additionally, please include disclosure regarding these provisions in the Description of Share Capital section of the prospectus. Your disclosure should clearly state whether these provisions apply to claims under the federal securities laws of the United States and clarify which of the two provisions controls in the case of an action covered by both provisions. For example, investors may have the right to bring derivative actions under both the Securities Act and the Exchange Act. However, Section 160(i) designates the courts of the Cayman Islands as the sole and exclusive forum for "any derivative action or proceeding brought on behalf of the Company" whereas Section 161 designates the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) as the exclusive forum within the United States for "any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States." It is not clear from the current provisions whether a derivative action under the federal securities laws of the United States would need to be brought in the Cayman Islands or New York.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that the Company has adopted the Second Amended and Restated Memorandum and Articles of Association on March 27, 2025, replacing the existing Amended and Restated Memorandum and Articles of Association. The exclusive forum provisions are removed in the Second Amended and Restated Memorandum and Articles of Association.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-35

2.	We note your response to prior comment 2 and your updated disclosure on page 64. Please include the disclosures required by ASC 280-10-50 within your financial statement footnotes. Please also describe what forfeiture income is comprised of, and its related accounting policy.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that as prescribed by ASC 280-10-50-1, an operating segment is a component of a public entity that has all of the following characteristics: (a) It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity); (b) Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) Its discrete financial information is available.

The previously disclosed forfeiture income on page 64 are unexercised therapy sessions from Pain Management and Health Services contracts. It does not standalone recognize revenue and incur expense, chief operating decision maker does not regularly review and make decisions based on it, and its discrete financial information is unavailable. Accordingly, forfeiture income is not an operating segment. The accounting policy of Pain Management and Health Services income are presented in page F-11 and F-12, stating that upon expiry of contract period, the Company recognizes unexercised therapy session (customers’ unexercised rights) as revenue. The Company has revised its disclosure on page 64 accordingly.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

/s/ Ka Wai Victor Mo
Ka Wai Victor, MO Chief Executive Officer and Chairman of the Board